ITEM 77E.  LEGAL PROCEEDINGS

Since October 2003, Federated and related entities (collectively, "Federated"), and various Federated funds ("Funds"), have been named as defend ants in several class action lawsuits now pending in the
United States District Court for the Distr ict of Maryland. The lawsuits were purport edly filed on behalf of people who purchased, owned and/or redeemed shares of Federated-sponsored mutual funds during specified periods beginning November 1, 199
8. The suits are generally similar in alleg ing that Federated engaged in illegal and improper trading pra ctices including market timing and late trading in concert with certain institutional traders, which allegedl y caused financial injury to the mutual fund shareholders. These lawsuits began to be filed shortly af ter Federated's first public announcement tha t it had received requests for information on shareholder tradin g activities in the Funds from the SEC, the Office of the New York State Attorney General ("NYAG"), an d other authorities. In that regard, on Novemb er 28,
2005, Federated announced that it had reached f inal settlements with the SEC and the NYAG with respect to those matters. Specifically, the SEC and NYA
G settled proceedings against three Federated subsidiaries involving undisclosed market timing arrangements and late trading. The SEC made findings:
that Federated Investment Management Company ("FI
MC"), an SEC-registered investment adviser to various Funds, and Federated Securities Corp., an
 SEC-registered broker-dealer and distributor for the Funds, violated provisions of the Investment Advi sers Act and Investment Company Act by approving, but not disclosing, three market timing arrangemen ts, or the associated conflict of interest between FIMC and the funds involved in the arrangements, either to other fund shareholders or to the funds' board; and that Federated Shareholder Services Company, former ly an SEC-registered transfer agent, failed to prevent a customer and a Federated employee from la te trading in violation of provisions of the Investment Company Act. The NYAG found that such con duct violated provisions of New York State law. Federated entered into the settlements without admitting or denying the regulators' findings. As
Federated previously reported in 2004, it has alread y paid approximately $8.0 million to certain funds as determined by an independent consultant. As part of these settlements, Federated agreed to pay disgorgement and a civil money penalty in the aggrega te amount of an additional $72 million and, among other things, agreed that it would not serve as inve stment adviser to any registered investment company unless (i) at least 75% of the fund's directors are independent of Federated, (ii) the chairman of each such fund is independent of Federated, (iii) no action may b e taken by the fund's board or any committee thereof unless approved by a majority of the indepe ndent trustees of the fund or committee, respectively, and (iv) the fund appoints a "senior officer" who repo rts to the independent trustees and is responsible for monitoring compliance by the fund with applicable laws and fiduciary duties and for managing the process by which management fees charged to a fund are approved. The settlements are described in Federated's announcement which, along with previous press releases and related communications on
those matters, is available in the "About Us" section of Federated's website at FederatedInvestors.com.
Federated and various Funds have also been named as defe ndants in several additional lawsuits, the majority of which are now pending in the United States D istrict Court for the Western District of Pennsylvania, alleging, among other things, excessive ad visory and Rule 12b-1 fees.
The board of the Funds has retained the law firm of Dick stein Shapiro LLP to represent the Funds in these lawsuits. Federated and the Funds, and their respective counsel, are reviewing the allegations and intend to defend this litigation. Additional lawsuits based upo n similar allegations may be filed in the future. The potential impact of these lawsuits, all of which seek un quantified damages, attorneys' fees, and expenses, and future potential similar suits is uncertain. Althoug h we do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no as surance that these suits, ongoing adverse publicity and/or other developments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fund shares, or other adve rse consequences for the Funds.